WAL★MART México

FILE N°
82-4609

RECEIVED

07023535

SUPPL

May 11, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports April 2007 sales.
- Report on share repurchase for April 2007.

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

dlw 5/16

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88



Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REPORTS APRIL 2007 SALES

FILE N°
82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, May 9, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of April 2007, sales were **$16,910 million pesos**. This figure represents an **13%** increase over sales reported the same month last year, and a **8.7%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **4.5%,** and of 0.5% in real terms compared to the same month of 2006.

Real Sales Growth	**April**		**January – April**	
	2007	**2006**	**2007**	**2006**
Total Units (%)	**8.7**	20.7	**12.6**	14.9
Comparable Units (%)	**0.5**	9.9	**4.5**	5.3

Considering the **fourth-week period** from **April 7 to May 4, 2007** that compares with the fourth-week period ending May 5, 2006, as well as the **eighteen-week period** from **December 30, 2006 to May 4, 2007** and that compares with the eighteen-week period that ended May 5, 2006, sales growth was as follows:

Real Sales Growth	**4 weeks**		**18 weeks**	
	2007	**2006**	**2007**	**2006**
Total Units (%)	**7.3**	17.2	**13.5**	15.0
Comparable Units (%)	**-0.5**	6.6	**5.3**	5.4

Openings during the month of April:

We opened one Bodega Aurrera in the city of Ciudad Rio Verde, San Luis Potosi; one Suburbia in the city of Tapachula, Chiapas, and two Vips in Mexico City. Additionally, during May we have opened one Bodega Aurrera in Tampico, Tamaulipas.

Corporate Social Responsibility:

On May 3rd Wal-Mart de Mexico formally launched Medi-Mart, its new private label prescription pharmacy line, at a price of 39 pesos or less to attend main illnesses, such as diabetes, hypertension and digestive problems. The 554 Wal-Mart de Mexico pharmacies will sell up to 250 Medi-Mart medicines by the month of July. At the launch event we had the participation of the Mexico's Secretary of Health, Dr. Jose Angel Cordoba, health institutions, insurance companies, legislators and members of the pharmacy industry.

On May 8th, Wal-Mart de Mexico presented the program "Juego y comida dan salud a tu vida" (Play and Food bring health to your life), a sustainable nutrition initiative to reduce infant obesity by

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

developing healthy nutritional habits. Wal-Mart de Mexico Foundation will support the program's implementation in 25 schools, benefiting 12 thousand kids of elementary public schools in 5 states of the country: Coahuila, Durango, Estado de Mexico, Tabasco and Distrito Federal. During the ceremony, attended by Secretary of Education, Josefina Vazquez Mota, an agreement was signed between Wal-Mart de Mexico Foundation, The Secretariat of Education, and the Secretariat of Health, to enrich this initiative and apply it in health and education programs.

On April Wal-Mart Mexico Foundation delivered 5,000 family food kits; 3,000 to over 60 rural communities in Chiapas, with the Mexican Red Cross, and the United Nations Development Program, and 2,000 through the Mexican Red Cross, to the victims of Piedras Negras, Coahuila tornado. In both cases we had the support of volunteer associates from Wal-Mart de Mexico.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **913** units, broken down as follows:

267 Bodegas Aurrera
78 Sam's Clubs
119 Wal-Mart Supercenters
61 Superamas
66 Suburbias
322 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 03, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	26,025,000	8,541,393,568
03/04/2007	03187	BUY	660,000	48.28	31,865,616	ACCIV	STOCK		26,685,000	8,540,733,568
								As of current report	26,685,000	8,540,733,568

Shareholders' equity amount	0
Capital stock amount	31,865,616

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,295,377,480	7,263,511,864

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 10, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	26,685,000	8,540,733,568
10/04/2007	03188	BUY	390,000	48.152882	18,779,624	ACCIV	STOCK		27,075,000	8,540,343,568
								As of current report	27,075,000	8,540,343,568

Shareholders' equity amount	0
Capital stock amount	18,779,624

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,263,511,864	7,244,732,240

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 11, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	27,075,000	8,540,343,568
11/04/2007	03189	BUY	640,000	46.752756	29,921,764	GBM	STOCK		27,715,000	8,539,703,568
								As of current report	27,715,000	8,539,703,568

Shareholders' equity amount	0
Capital stock amount	29,921,764

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,244,732,240	7,214,810,476

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 12, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	27,715,000	8,539,703,568
12/04/2007	03190	BUY	900,000	46.414721	41,773,249	ACCIV	STOCK		28,615,000	8,538,803,568
								As of current report	28,615,000	8,538,803,568

Shareholders' equity amount	0
Capital stock amount	41,773,249

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,214,810,476	7,173,037,227

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 13, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	28,615,000	8,538,803,568
13/04/2007	03191	BUY	650,000	47.244954	30,709,220	ACCIV	STOCK		29,265,000	8,538,153,568
								As of current report	29,265,000	8,538,153,568

Shareholders' equity amount	0
Capital stock amount	30,709,220

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,173,037,227	7,142,328,007

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 18, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	29,265,000	8,538,153,568
18/04/2007	03192	BUY	650,000	46.917400	30,496,310	ACCIV	STOCK		29,915,000	8,537,503,568
								As of current report	29,915,000	8,537,503,568

Shareholders' equity amount	0
Capital stock amount	30,496,310

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,142,328.007	7,111,831,697

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 19, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	29,915,000	8,537,503,568
19/04/2007	03193	BUY	650,000	47.193614	30,675,849	ACCIV	STOCK		30,565,000	8,536,353,568
								As of current report	30,565,000	8,536,353,568

Shareholders' equity amount	0
Capital stock amount	30,675,849

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,111,831,697	7,081,155,848

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 20, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	30,565,000	8,581,775,186
20/04/2007	03194	BUY	650,000	47.305672	30,748,687	ACCIV	STOCK		31,215,000	8,581,125,186
								As of current report	31,215,000	8,581,125,186

Shareholders' equity amount	0
Capital stock amount	30,748,687

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,081,155,848	7,050,407,161

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 25, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	31,215,000	8,581,125,186
25/04/2007	03195	BUY	6,000,000	44.838284	269,029,704	ACCIV	STOCK		37,215,000	8,575,125,186
								As of current report	37,215,000	8,575,125,186

Shareholders' equity amount	0
Capital stock amount	269,029,704

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,050,407,161	6,781,377,457

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: APRIL 26, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	37,215,000	8,575,125,186
26/04/2007	03196	BUY	850,000	43.728158	37,168,934	ACCIV	STOCK		38,065,000	8,574,275,186
								As of current report	38,065,000	8,574,275,186

Shareholders' equity amount	0
Capital stock amount	37,168,934

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,781,377,457	6,744,208,523

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **APRIL 27, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	38,065,000	8,574,275,186
27/04/2007	03197	BUY	1,500,000	42.869931	64,304,897	ACCIV	STOCK		39,565,000	8,572,775,186
								As of current report	39,565,000	8,572,775,186

Shareholders' equity amount	0
Capital stock amount	64,304,897

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,744,208,523	6,679,903,627

Issuer's Comments

END